April 2, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

      Re: **FGX International Holdings Limited**
                Registration Statement on Form S-1
                Filed March 21, 2007
                File No. 333-139525

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   We note your addition of a new customer to your disclosure. Please tell us how this is consistent with your response to our prior comment 10 from our letter dated January 12, 2007.

2.   Regarding your response to prior comment 2:

- We note that that your summary continues to provide extensive details that appear to be more appropriate for other sections of your document. As some examples: Are the specific percentages that represent your market share appropriate for a summary? Are the details regarding the specific duration of your customer relationships appropriate summary disclosure? Are the details regarding the number of people in your field service organization appropriate for the summary? Why must this number be repeated on page 2 and 3 of the summary?

Alex Taylor
FGX International Holdings Limited
April 2, 2007
Page 2

- • We note that your strengths and strategies include separately captioned and
explained bullet points in separately titled subsections. In contrast, your
challenges are not in a separate section and are not separately captioned.
After revising your document in response to the bullet point above, please
ensure that your summary disclosure is appropriately balanced with positive
and negative information given equal prominence.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

3.   With a view toward disclosure, please tell us whether margins on your sunglasses
are the same as the margins on your prescription frames during each of the
periods presented. Also tell us whether each of these classes of products
experiences the same business trends both in the U.S. and internationally and
whether these trends are disclosed.

4.   Please ensure that your disclosure throughout your document is balanced. For
example, we note the sales trends up to December 2006 reflected on page
"Readers 4A" of the material you provided to us.

Fiscal 2006 Compared to Fiscal 2005, page 43

5.   We note your reference to the new exclusive non-prescription reading glasses
contract. With a view toward disclosure, please tell us whether the contract is
with one of the customers you name in the prospectus and where the duration and
termination provisions of the contract are disclosed.

6.   We note your reference in the second paragraph to the planned launch in the first
quarter of 2007. We also note the disclosure in the prior amendment that
indicates that the launch would be in 2006. With a view toward disclosure, please
tell us the reasons for the delay and the current status of the anticipated launch.

Product Support, page 67

7.   Please file the hyperlinked information.

Compensation Discussion and Analysis, page 78

8.   We note that you have updated your document to include compensation for 2006;
however, your Compensation Discussion and Analysis remains almost entirely
identical to your previous disclosure. Compensation Discussion and Analysis
should not contain boilerplate disclosure that you repeat each year. See
Instruction 3 to Regulation S-K Item 402(b) and Sections II.B.1 and 2 of Release
33-8732.A. Please revise accordingly.

9.   Please expand your discussion of why you increased Mr. Taylor's base salary because of "satisfaction with and appreciation of" the job he did. Please explain what specific performance items caused this increase in salary.

10.   Please discuss how the relative amounts in the "Option Awards" column in your summary compensation table were considered in setting the compensation for the executive officers. We note the differences between the amounts reported for your CEO as compared to the other officers.

11.   Please disclose and quantify the metrics you use to determine compensation. For example, clearly explain the "specific, quantitative EBITDA targets" you used to establish for executive bonuses and explain what "certain specified quantitative performance criteria with respect to the integration of Magnivision into our operations" were used to calculate Mr. Legato's bonus.

IPO Grants, page 87

12.   Please provide appropriate disclosure regarding the grants to Mr. Kitchen mentioned on page 81.

Certain Relationships and Related Person Transactions, page 108

13.   Please provide the disclosure required by Regulation S-K item 404(b).

14.   We note your response to our prior comment 14 from our letter dated March 1, 2007 and our prior comment 14 from our letter dated January 12, 2007.   Please tell us how you have provided in this section for the full time periods mentioned in Regulation S-K Item 404(c) and instruction 1 to Item 404.

Selling Shareholders, page 111

15.   Please disclose the date of the option exercises.

16.   Please tell us where in Item 15 you disclose the September 2004 exchange of AAi options for your stock that you mention in this section.

Note 2. Significant Accounting Policies, page F-7

 (q) Derivative Instruments, page F-11

17.   Please refer to prior comment 16. We note on page F-11 you obtain "a valuation report from a financial institution (that is counterparty to the financial instruments) to determine the fair value." Please revise the filing to name the independent valuation expert here and in the Experts section and include their consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
        Brian J. Gavsie, Esq.